John R. McPherson EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL AND STRATEGY OFFICER	1200 URBAN CENTER DRIVE BIRMINGHAM, ALABAMA 35242 TELEPHONE: 205-298-3223 FAX: 205-298-2960 E-MAIL; mcphersonj@vmcmail.com

April 2, 2018

Via EDGAR

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vulcan Materials Company

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 1-33841

Dear Mr. Decker:

Vulcan Materials Company (“Vulcan”, the “Company”, “we”, or “our”) submits this letter in response to your letter dated March 20, 2018, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. The comments and Company responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis

Reconciliation of Non-GAAP Financial Measures, page 32

1.	Please tell us whether the measure you call gross profit margin excluding freight and delivery revenues also excludes all costs related to freight and delivery that are included in cost of revenues. If not, please tell us and disclose why not. If so, please revise the title for the measure to better reflect what it actually represents, and revise your discussions for the reconciliations related to the numerator (gross profit) to clearly disclose the adjustments for both (a) freight and delivery revenues and (b) all costs related to freight and delivery that are included in cost of revenues. For the aggregates segment measure, also address your treatment of the costs related to the other revenues excluded.

Response:

The measure we refer to as “Gross Profit Margin Excluding Freight and Delivery Revenues” excludes both the revenues and costs related to freight and delivery. We will undertake to revise in future filings both the title for this measure and related reconciliation discussion as follows:

“Gross Profit Margin Excluding Freight and Delivery Revenues and Costs”

“Gross profit margin excluding freight and delivery revenues and costs is not a Generally Accepted Accounting Principle (GAAP) measure. We present this metric as it is consistent with the basis by which we review our operating results. Likewise, we believe that this presentation is consistent with our competitors and consistent with the basis by which investors analyze our operating results considering that freight and delivery services represent pass-through activities (we do not generate a profit associated with the transportation component of the selling price of the product). Reconciliation of this metric to its nearest GAAP measure is presented below:”

For the aggregates segment measure, we also exclude both the revenues and costs related to freight and delivery. Costs related to other revenues are not excluded because they are immaterial and cannot be segregated from the costs of our product sales without undue burden and expense. However, to avoid confusion and improve comparability from period to period, we undertake to revise this measure in future filings to exclude an adjustment for other revenues as follows:

“Aggregates segment gross profit margin as a percentage of segment sales excluding freight, delivery & transportation revenues is not a GAAP measure. We present this metric as it is consistent with the basis by which we review our operating results. We believe that this presentation is consistent with our competitors and meaningful to our investors as it excludes revenues associated with freight, delivery and transportation, all of which are pass-through activities

(we do not generate a profit associated with the transportation component of the selling price of the product). Incremental gross profit as a percentage of freight-adjusted revenues represents the year-over-year change in gross profit divided by the year-over-year change in freight-adjusted revenues. Reconciliations of these metrics to their nearest GAAP measures are presented below:

dollars in millions	2017	2016	2015
Aggregates Segment
Gross profit	$860.0	$873.1	$755.7

Segment sales	$3,096.1	$2,961.8	$2,777.8
Freight, delivery & transportation revenues [1]	670.7	651.9	644.7

Segment sales excluding freight, delivery & transportation revenues	$2,425.4	$2,309.9	$2,133.1
Gross profit as a percentage of segment sales excluding freight, delivery & transportation revenues	35.4%	37.8%	35.4%
Incremental gross profit as a percentage of segment sales excluding freight, delivery & transportation revenues	n/a	66.4%

[1]	At the segment level, freight, delivery & transportation revenues include intersegment freight & delivery revenues, which are eliminated at the consolidated level.”

Liquidity and Financial Resources, page 45

2.	Please disclose the information required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for the net earnings before DDA&A non-GAAP measure presented.

Response:

We acknowledge that net earnings before DDA&A is a non-GAAP measure and understand the requirements of Item 10(e)(1)(i)(C) and (D). This liquidity measure is not used internally by current management nor do we believe that it is widely used by our investors. We undertake to remove the subtotal “Net earnings before noncash deductions for DDA&A” from our cash from operating activities table in future filings.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 62

3.	On page 71, you indicate total revenues include sales of product and services to customers and freight and delivery revenues billed to customers. Pages 32 and 33 appear to indicate that freight and delivery revenues exceed 10% of your total revenues. Please separately present your revenues from products, services and other in your statements of comprehensive income. Similarly revise your cost of revenues presentation. Refer to Rule 5-03.1 and .2 of Regulation S-X.

Response:

We acknowledge and understand the requirements of Rule 5-03.1 and 5-03.2 of Regulation S-X that states revenues from tangible products and revenues from services must be stated separately when each class is more than 10% of the total, and cost from tangible goods sold and cost of services must also be stated separately. Freight and delivery is a fulfillment activity we perform to supply our customers with our product; we do not provide stand-alone freight and delivery services. Looking forward, our freight and delivery activities will not represent distinct performance obligations under ASC 606. Therefore, we do not believe that we are required to present this activity separately from revenues generated from product sales in our statement of comprehensive income, nor do we believe such a separate presentation would be material to investors. To clarify that we are not in the freight or shipping business and that our freight and delivery revenues represent a fulfillment activity that is more commonly referred to as shipping and handling, we undertake to modify our disclosure in future filings as follows:

“Total revenues are primarily derived from our product sales of aggregates, asphalt mix and ready-mixed concrete, and include freight and delivery costs we incur and bill to our customers to deliver these products.”

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures. If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3223.

Sincerely,

/s/ John R. McPherson

John R. McPherson

Executive Vice President,

Chief Financial and Strategy Officer

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